UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Loxo Oncology, Inc.

(Name of Subject Company)

Loxo Oncology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

548862101

(CUSIP Number of Class of Securities)

Joshua H. Bilenker, M.D.

Chief Executive Officer

Loxo Oncology, Inc.

281 Tresser Blvd., 9th Floor

Stamford, CT, 06901

(203) 653-3880

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Effie Toshav, Esq. Julia Forbess, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jennifer Burstein Senior Vice President, Finance Loxo Oncology, Inc. 281 Tresser Blvd., 9th Floor Stamford, CT, 06901 (203) 653-3880

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”), with the Securities and Exchange Commission on January 17, 2019 (the “Schedule 14D-9”), relating to the offer by Bowfin Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company (“Lilly”), an Indiana corporation, to purchase all of the outstanding shares of Loxo Oncology common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $235.00 per Share, net to the seller in cash, without interest and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2019, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the paragraph under the heading “Executive Officer and Director Arrangements Following the Merger” on page 28 of the Schedule 14D-9 as follows:

“As of the date of the Merger Agreement, none of Loxo Oncology’s current directors or executive officers had entered into, committed to enter into, negotiated or discussed the terms of any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first table and related footnotes on page 36 of the Schedule 14D-9 under the heading “Certain Unaudited Prospective Financial Information of Loxo Oncology” with the following:

Fiscal Year ($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Total Net Revenue (1)	$88	$37	$135	$432	$705	$1,093	$1,404	$1,617	$1,733	$1,820	$1,900	$1,963	$2,050	$1,978	$1,931
Cost of Goods (2)	$26	$26	$47	$65	$117	$136	$204	$255	$221	$232	$242	$250	$261	$317	$230
Gross Profit (incl. royalties & milestones)	$62	$11	$89	$367	$589	$957	$1,200	$1,361	$1,511	$1,588	$1,658	$1,713	$1,789	$1,661	$1,701
Selling, General and Administrative Expense	$76	$106	$150	$170	$178	$183	$205	$234	$252	$265	$276	$284	$297	$274	$272
Research & Development Expense	$294	$312	$306	$257	$232	$221	$226	$234	$251	$263	$275	$284	$296	$283	$275
Operating Income	$(307)	$(407)	$(367)	$(59)	$179	$552	$770	$893	$1,009	$1,060	$1,107	$1,145	$1,196	$1,105	$1,154
Net Income	$(311)	$(407)	$(367)	$(59)	$170	$524	$714	$661	$746	$784	$819	$847	$885	$817	$854

(1)

Risk adjusted, reflecting Loxo Oncology management’s estimate of the probability of success for each product candidate. Total net revenue includes net revenue under our global collaboration agreement for Vitrakvi® and LOXO-195 with Bayer Consumer Care AG, which is defined in the same manner as the revenue from collaboration agreement reported in Loxo Oncology’s annual report on Form 10-K for the year ended December 31, 2017 and subsequent quarterly reports on Form 10-Q, except that the Projections above exclude amortization of revenue from the $400 million upfront payment previously received by Loxo Oncology under this collaboration agreement.

(2)	Includes commercial related milestones and royalties paid to Array BioPharma Inc.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first sentence of the third paragraph of the subheading “Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” under the heading “Opinion of Loxo Oncology’s Financial Advisor” on page 31 of the Schedule 14D-9 as follows:

“Using a mid-year convention and discount rates ranging from 10.0% to 11.0%, reflecting estimates of Loxo Oncology’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2019, (i) Loxo Oncology management’s adjusted estimates of the unlevered free cash flows (defined as revenue, less cost of goods sold, less operating expenses, less taxes (without taking into account the benefits estimated by Loxo Oncology management to be derived by Loxo Oncology from its utilization of Loxo Oncology’s estimated NOLs as reflected in the Forecasts), less capital expenditures, plus depreciation and amortization, less changes in net working capital) to be generated from each product candidate described above, in each case for the period from January 1, 2019 to the respective estimated patent expiry for such product candidate, risk-adjusted to reflect Loxo Oncology management’s estimate of the probability of success for each product candidate (referred to as “risk-adjusted estimates”), all as reflected in the Forecasts, (ii) Loxo Oncology management’s risk-adjusted estimates of the free cash flows to be generated from Loxo Oncology’s discovery platform for the period from January 1, 2028 to December 31, 2042, as reflected in the Forecasts, (iii) Loxo Oncology management’s estimates of corporate costs of Loxo Oncology as reflected in the Forecasts that had not been allocated to specific product candidates or Loxo Oncology’s discovery platform, including capital expenditures and related depreciation and amortization, and (iv) the benefits estimated by Loxo Oncology management to be derived by Loxo Oncology from its utilization of Loxo Oncology’s estimated NOLs as reflected in the Forecasts, to derive a range of illustrative equity values for each product candidate, for Loxo Oncology’s discovery platform, and for Loxo Oncology’s future NOLs, and a range of negative illustrative present values for Loxo Oncology’s corporate costs.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the last sentence of the last paragraph of the subheading “Illustrative Sum-of-the Parts Discounted Cash Flow Analysis” under the heading “Opinion of Loxo Oncology’s Financial Advisor” on page 32 of the Schedule 14D-9 as follows:

“Goldman Sachs then divided the range of illustrative equity values it derived for Loxo Oncology as described above by the sum of total number of fully diluted Shares outstanding as of January 4, 2019 of 33.6 million, calculated using treasury stock method and information provided by Loxo Oncology management, plus 2 million, the total number of shares estimated by Loxo Oncology management to be issued in the anticipated equity issuances, to derive a range of illustrative present values per Share of $167.36 to $183.29.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first sentence of the second paragraph under the subheading “Illustrative Discounted Cash Flow Analyses” under the heading “Opinion of Loxo Oncology’s Financial Advisor” beginning on page 32 of the Schedule 14D-9 as follows:

“Using mid-year convention and discount rates ranging from 10.0% to 11.0%, reflecting estimates of Loxo Oncology’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2019 (i) Loxo Oncology management’s risk-adjusted estimates of the unlevered free cash flows (defined as revenue, less cost of goods sold, less operating expenses, less taxes, less capital expenditures, plus depreciation and amortization, less changes in net working capital, as set forth in the table of unlevered free cash flow following the Projections under the caption “Certain Unaudited Prospective Financial Information of Loxo Oncology”) to be generated by Loxo Oncology for the period from January 1, 2019 to December 31, 2028, as reflected in the Forecasts, and (ii) a range of illustrative terminal values for Loxo Oncology, calculated by applying perpetuity growth rates ranging from 3.5% to 4.5% to the Loxo Oncology management’s risk-adjusted estimate of the terminal year (2028) unlevered free cash flow of Loxo Oncology of $782 million, as reflected in the Forecasts.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence before the last sentence of the second paragraph under the subheading “Illustrative Discounted Cash Flow Analyses” under the heading “Opinion of Loxo Oncology’s Financial Advisor” on page 33 of the Schedule 14D-9 as follows:

“Goldman Sachs utilized unlevered free cash flow estimated through the end of 2028 for purposes of its analysis taking into account a number of factors including the growth profile after 2028, patent expiry of the lead product, and anticipated future growth from products yet to be developed.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the last sentence of the third paragraph under the subheading “Illustrative Discounted Cash Flow Analyses” under the heading “Opinion of Loxo Oncology’s Financial Advisor” on page 33 of the Schedule 14D-9 as follows:

“Goldman Sachs then divided the range of illustrative equity values it derived for Loxo Oncology by the sum of the total number of fully diluted Shares outstanding as of January 4, 2019 of 33.7 million, calculated using treasury stock method and information provided by Loxo Oncology management, plus 2 million, the total number of shares estimated by Loxo Oncology management to be issued in the anticipated equity issuances, to derive a range of illustrative present values per Share of $159.51 to $222.13.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the third sentence of the fifth paragraph under the subheading “General” under the heading “Opinion of Loxo Oncology’s Financial Advisor” on page 34 of the Schedule 14D-9 as follows:

“During the two-year period ended January 5, 2019, the Investment Banking Division of Goldman Sachs has not been engaged by Loxo Oncology or any of its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the first sentence of the last paragraph under the heading “Certain Litigation” as follows:

“On January 31, 2019, Michael Stevens, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology and the individual members of the Board, captioned Michael Stevens v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00207-UNA (the “Stevens Complaint”).”

The section entitled “Certain Litigation” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the section:

“On February 4, 2019, Christopher Patrick, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology, the individual members of the Board, Lilly and Purchaser, captioned Christopher Patrick v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00230-UNA (the “Patrick Complaint”). The Patrick Complaint asserts that defendant violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in the Schedule 14D-9. The Patrick Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

Loxo Oncology believes that the claims asserted in the pending actions in the United States District Court for the Northern District of California (the Elasmar Complaint) and in the United States District Court for the District of Delaware (the Wang Complaint, the Witmer Complaint, the Stevens Complaint and the Patrick Complaint) (referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and to provide additional information to its stockholders, Loxo Oncology has provided certain additional disclosures in this Amendment No. 2 to Schedule 14D-9 (the “Supplemental Disclosures”). Counsel for plaintiffs in each of the Actions have confirmed that the Supplemental Disclosures will moot their claims and that they will accordingly dismiss those Actions with prejudice as to the named plaintiffs, and without prejudice as to other stockholders. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of Loxo Oncology, Lilly, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Loxo Oncology believes that the Schedule 14D-9 disclosed all material information, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differ from information contained in the Schedule 14D-9, the information in the Supplemental Disclosures supersede such information contained in the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Loxo Oncology, Inc.

By:	/s/ Joshua H. Bilenker, M.D.
	Name:	Joshua H. Bilenker, M.D.
	Title:	Chief Executive Officer
	Date:	February 5, 2019